APPOINTMENT POLICY FOR MEMBERS OF THE BOARD OF DIRECTORS, OF THE ADVISORY COMMITTEES AND OF THE BOARD OF OFFICERS

Versão Inglês / English Version

1. OBJECTIVE

This Appointment Policy for Members of the Board of Directors, of the Advisory Committees and of the Board of Officers (Policy) aims to establish guidelines regarding the practices and definition of criteria for the selection and hiring of the members of the Board of Directors, members of the Advisory Committees to the Board of Directors and Executive Board of Officers, to be adopted by BRF S.A. (BRF or Company), respecting the other internal rules of BRF and in accordance with the Brazilian Corporation Law, the B3 S.A.- Brasil, Bolsa, Balcão New Market Regulation, the Code of Best Practices of Corporate Governance of the IBGC, as well as the general rules issued by the Brazilian Securities and Exchange Commission on the subject matter, guaranteeing a transparent and ethical environment, in alignment with the best governance and market practices.

For the purposes of this Policy, underlined terms and their variations will have the meanings assigned to them in the Glossary.

2. APPLICABILITY

This Policy is applicable to BRF and its direct or indirect Subsidiaries, located in Brazil and abroad.

3. ROLES AND RESPONSIBILITIES

The roles and responsibilities are provided for in item 4.4 below.

3.1 CONTRACTING PROCEDURES

The hiring procedures must be implemented by the Human Resources department, which must request all the necessary documents to hire the candidates.

The People, Governance, Organization and Culture Committee will be the responsible body to assess the adherence of the appointments and to make any recommendations regarding the appointment of the members of the Board of Directors, of the members of Advisory Committee and members of the Board of Officers. Once this is done, said committee should send such analysis to the Company's Board of Directors, which, in turn, will assess the candidate's adherence or not.

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The Corporate Governance department is responsible to receive and file the assessments and nominations for the members of the Board of Directors and the members of the Advisory Committees and the Human Resources department will be in charge to do the same for the Company's Board of Officers.

These departments will be responsible for sending to the People, Governance, Culture and Organization Committee all the material necessary for the Committee to carry out the analysis indicated in the above.

The Compliance department will conduct the background checks and reputational analyzes of the candidates in the aforementioned areas, and the Legal Department should clarify any doubts regarding the legal aspects related to their hiring.

4. GUIDELINES

4.1 COMPOSITION OF THE BOARD OF DIRECTORS, OF THE ADVISORY COMMITTEES AND BOARD OF OFFICERS

The Board of Directors, the Advisory Committees and the Board of Officers must be composed of members with a diversified profile, taking into account knowledge, experiences, behaviors, cultural aspects, age and gender, and must form a group aligned with the principles and values of BRF.

BRF believes that the diversity of profiles in the composition of the top management bodies allows the Company to benefit from the plurality of points of view and arguments and, consequently, from a decision-making process with more quality and security.

In the process of selecting candidates, all profiles within the capacities established for the position will be considered and any form of discrimination will not be allowed, based on gender, ethnic origin, age or physical disability, among others.

All candidates for members of the Board of Directors, of the Advisory Committees and of the Board of Officers must be honorable, reputable and with an unblemished reputation. In particular, they must be full-fledged professionals, whose conduct and professional trajectory should be aligned with the essence, principles and commitments of BRF, as well as with the provisions set out in the Transparency Guide.

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Candidates will not be able to:

(i).	occupy positions in companies that may be considered competitors of the Company;
(ii).	have or represent conflicting interest with the Company;
(iii).	be involved in any cases of incompatibility or prohibition under the general or sectoral legal provisions of his profession;
(iv).	have been convicted of bankruptcy crime, malfeasance, bribery, concussion, embezzlement, against the popular economy, public faith or property, administrative improbity or the practice of acts of corruption to the detriment of the national or foreign government administration.

Accordingly, candidates for positions must declare possible conflicts or impediments for the analysis by the Compliance department or other competent areas.

Candidates must also report any relationships with Government Agents, PPEs and / or Persons Linked to Public Agents.

4.2 QUALIFICATION OF THE MEMBERS OF THE BOARD OF DIRECTORS, OF THE BOARD OF OFFICERS AND OF THE ADVISORY COMMITTEES

Requirements in order to be able to be appointment to the position of members of the Board of Directors, Board of Officers and Committee Members of BRF:

(i).	alignment and commitment to the Company’s essence, principles and commitments and to BRF Transparency Guide;
(ii).	Strategic vision;
(iii).	willingness to defend their point of view from their own judgment;
(iv).	Ability to communicate;
(v).	time availability (see item 4.3 below);
(vi).	ability to work in a team;
(vii).	knowledge of the best corporate governance practices;
(viii).	ability to interpret management, accounting and financial and non-financial reports;
(ix).	knowledge of corporate law and regulation applicable to BRF;
(x).	knowledge about risk management;
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(xi).	be free of fundamental conflict of interest (unmanageable, non-punctual or situational, which is, or is expected to be, permanent);
(xii).	to be constantly aware of BRF's affairs;
(xiii).	be able to act proactively, aiming to make informed and conscious decisions;
(xiv).	have previous experience in companies of size or industry similar to that of BRF;
(xv).	have previous experience in a management or executive position equivalent to the position for which is being appointed;
(xvi).	academic and professional training consistent with the performance of administrative or executive functions at BRF.

4.3 FIDUCIARY DUTIES AND TIME AVAILABILITY

Candidates to be elected as members of the Board of Directors, members of the Advisory Committees and of the Board of Officers of BRF must observe the fiduciary duties of diligence, information and loyalty to the Company, which are provided for in the Brazilian Corporation Law.

The candidates must commit to actively participate in the meetings and prepare in advance by reading the relevant documentation. In addition, they must consider the personal and professional commitments in which they are already involved and assess whether they can dedicate the necessary time to each activity inherent in the position of member of the Board of Directors, member of the Advisory Committee Member and member of the Board of Directors of BRF.

4.4 APPOINTMENT AND SELECTION OF THE MEMBERS OF THE BOARD OF DIRECTORS, MEMBERS OF THE ADVISORY COMMITTEE AND MEMBERS OF THE BOARD OF OFFICERS

The appointment of candidates for the Board of Directors may be made by the Company's Management, as well as by any shareholder, respecting the criteria established in this Policy and in the applicable regulations and legislation. Such nominations will be approved by the Company's General Shareholders Meeting.

The appointment of the Members of the Advisory Committee and of the Board of Officers will be carried out and approved by the Company's Board of Directors, respecting the criteria established in this Policy and in the applicable regulations and legislation.

In the case of the Members of the Advisory Committee, as well as the of the Board of Officers, these will be elected by the Board of Directors, taking into account the criteria defined above.

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In addition, the process of appointing and selecting the members of the Board of Directors, the members of the Advisory Committee and the members of the Board of Officers may count on the assistance and / or participation of Third Parties.

In order to guarantee the independence of judgment of the members of the Board of Directors and the members of the Advisory Committee, the appointment of active Employees to compose the Board of Directors and the Advisory Committees should be avoided, and should only have external and independent members. If there is an Employee among the candidates, the nominee must have the necessary qualification to perform the duties and act in the interest of the Company, as provided by law.

The proposal for the reelection of the members of the Board of Directors and the members of the Advisory Committees must take into account their good performance during the period, their experience, attendance at meetings during the previous term, as well as the assessment of the benefit of their replacement or renewal, when compared to the his permanence and reelection.

4.5 CHECKING THE REQUIREMENTS

The requirements set forth in this Policy must be observed in all appointments, renewals and elections of the members of the Board of Directors, members of the Advisory Committees and members of the Board of Officers of BRF. Specifically with regard to the requirements provided for in item 4.3 of this Policy, the nominees must (i) inform BRF of the other activities and positions, boards and committees that they integrate, especially positions as chairman of the board or top executive position in another organization, so that the General Shareholder Meeting and the Board of Directors of BRF make an assessment of their time availability; and (ii) submit to BRF a statement that they have evaluated the personal and professional commitments in which they are already involved and understand that they can dedicate the necessary time to each activity inherent to the position of member of the Board of Directors, member of the Advisory Committees or executive officer of BRF.

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4.6 INDEPENDENCE OF THE MEMBERS OF THE BOARD OF DIRECTORS, OF THE ADVISORY COMMITTEES AND OF THE BOARD OF OFFICERS

The elected members must act in the best interest of the Company, regardless of the shareholder, shareholder group, manager or interested party that has appointed him to the position. In addition, the members of the Board of Directors, of the Advisory Committees and of the Board of Officers must act impartially and technically, without the influence of third parties, such as personal or professional relationships, observing the ethical and legal aspects required to carry out their activities.

For the computation of vacancies destined for independent members of the Board of Directors, it should be considered all the members that qualify under the terms of the New Market Regulation.

4.7 RELEVANT LEGAL ASPECTS IN THE RECRUITMENT AND SELECTION PROCESS

4.7.1 Principles of Non-Discrimination

According to the Federal Constitution and Brazilian law, recruitment and selection processes must always be guided by the principles of non-discrimination. In this context, those involved in the recruitment and selection process must treat all candidates for positions, as mentioned, in a transparent and impartial manner, without any discrimination.

4.7.2 Confidentiality

All personal information and documents sent by candidates must be treated as confidential by those responsible for the recruitment process who have access to such information and documents.

4.7.3 Previous Consultations / Background Checks

a) Analysis of References:

Those involved in the recruitment and selection process can request references from their previous employers and verify the veracity of the information provided by the candidates, such as academic credentials, professional experience, knowledge, etc., under the terms of the law.

b) Reputational Analysis:

Those involved in the recruitment and selection process must comply with the provisions of the Corporate Norm for Recruiting and Hiring, requesting the Compliance department for reputational research for the approved candidates. When conducting the research, public information available on the internet of judicial and administrative proceedings, restrictive lists and negative media, which indicate signs of violations of the laws and regulations in force and / or the guidelines contained in the Transparency Guide and other BRF internal policies, are verified. Failure to adhere to the requirements of these checks will prevent the candidate from being hired.

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The Company's Legal Department should always be consulted in advance to analyze whether it is legally possible to carry out further checks on candidates.

4.8 THIRD PARTY SELECTION PROCESS

BRF may engage independent third parties to assist in the recruitment and selection process. In this sense, the same rules defined in item 4.7 shall apply to Third Parties.

5. REFERENCE DOCUMENTS

- Law No. 6404, of December 15, 1976, which sets the rules for Brazilian Corporations.

- Law No. 12.529 of November 30, 2011, which structures the Brazilian System for the Defense of Competition and provides for the prevention and repression of violations to the economic order.

- Code of Best Corporate Governance Practices of the Brazilian Institute of Corporate Governance (IBGC).

- Brazilian Corporate Governance Code - Publicly-Held Companies.

- B3 S.A.– Brasil, Bolsa, Balcão New Market Regulation

- Ordinance of the Federal Comptroller General 909 of April 7, 2015.

- CVM Instruction No. 586 of June 8, 2017.

- CE 01.1.100 - BRF Transparency Guide

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- NC 28.1.008 - BRF Integrity System Corporate Norm;

- PC 28.1.010 - Anti-Bribery and Anti-Corruption Corporate Policy;

- PC 28.1.002 - Corporate Policy of Reporting to the Transparency Channel.

- PC 28.1.005 - Conflict of Interests Corporate Policy

- PC 28.1.006 - Related Party Transactions Policy and

- NC 28.3.003 - Guidelines on the Application of Consequences.

6. FINAL PROVISIONS

It is up to all People to know, respect and disseminate the guidelines defined in this Policy, as well as to carry out the training to which they were called.

This Policy is effective from the date of its disclosure and can be changed at any time and any criteria. This Policy takes effect on the date of its disclosure and revokes any provisions that are contrary to what is established herein.

The recipients of this Policy are aware that their non-compliance to the present document, as well as their non-compliance with the applicable legislation and other BRF’s policies, such as BRF’s Transparency Guide, may subject them to internal disciplinary procedures, according to the Guidelines on the Application of Consequences, without prejudice to other eventual applicable legal measures.

It will be incumbent upon the editor area to clarify any possible doubts, establish the procedures required for implementation, checking and disseminating the rules mentioned in this document.

Omissions or exceptions to this Policy must be communicated and resolved by the Board of Directors.

In addition, in order to maintain the Company's ethical standards and monitor commercial relations with Third Parties, as well as to assist in the prevention and detection of all forms of corruption, BRF supports and encourages People to report any practices that may represent violation or potential violation to this Policy, the Integrity System, or that are in disagreement with the applicable national and foreign legislations.

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Complaints must be made to the Transparency Channel, made available by BRF in the domain below.

•	compliance.brf.com

Complaints can be made by telephone, website or e-mail. In countries where the law allows it, it is also possible to make anonymous reports.

When reporting, as much details as the whistleblower is aware of should be provided to assist in the investigation.

BRF strongly condemns any form of retaliation against the whistleblower who has registered a complaint in good faith and with responsibility, even if his complaint proves to be unfounded, as established in the Corporate Policy of Reporting to the Transparency Channel.

BRF, through the Compliance Department, undertakes to investigate complaints received with independence, caution and responsibility, in a fair and impartial manner, and to take appropriate disciplinary and / or legal measures, when necessary.

7.APPROVALS

PERSON IN CHARGE	AREA
PREPARATION	Corporate Legal Department
REVISION	Human Resources Department
APPROVAL	Board of Directors

GLOSSARY

Management: comprises members of the Board of Directors and the statutory members of the Board of Officers.

Government Agent or Politically Exposed Person (PPE): for the purposes of this Policy, is one who has or has exercised in the past 5 years, either temporarily or permanently, with or without compensation, in Brazil or abroad:

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a)	by any form of investiture or bond, mandate, concession, position, employment or function in the Government Authority or even where it exercises significant influence in decision-making through the law or participation in the Government Authority;
b)	political party leaders, as well as political representatives and candidates for public office in the last election (municipal, state, district and federal);
c)	leaders and representatives of international government organizations, such as the United Nations or the World Trade Organization.

BRF or Company: refers to BRF S.A., as well as all its national or international subsidiaries.

Transparency Channel: it is an independent channel, managed by an outsourced company and / or by the Compliance department, that allows reports to be sent at any time by Employees and / or Third Parties, by means of the various communication channels available, ensuring anonymity to the whistleblower, whenever he wishes not to identify himself.

Employees: are all persons hired by BRF, who work at all levels in the organization, including managers (gerentes), executives, officers, employees, internal consultants, interns, apprentices, trainees, remote workers, part-time workers and fixed-term and temporary workers.

Advisory Committees: are the Advisory Committees to the Board of Directors.

Members of the Board of Directors: are the members of the Board of Directors of BRF.

Board of Directors: it is a collegiate body of BRF, composed by the members of the Board of Directors elected by the shareholders of BRF.

Board of Officers: it is the collegiate body of BRF, composed of Statutory Members of the Board of Officers elected by the Board of Directors of BRF, with powers and limits defined in the Company's bylaws and other BRF corporate documents.

IBGC: Brazilian Institute of Corporate Governance.

Corporate Law: Law No. 6.404, of December 15, 1976, as amended.

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Members of the Advisory Committee Members: are the members of the Advisory Committees to the Board of Directors.

People: all BRF’s Employees and Third Parties.

Persons Related to Government Agents (PEs): are the following individuals and companies related to the Government Agent:

a)	Their relatives, in the direct line up to second-level relatives (grandparents, parents, daughters and sons, grandchildren), their spouse, companion and stepchildren;
b)	Their close employees: (i) people with whom the Government Agent has a partnership with or jointly holds an asset with, with or without legal personality, whether by means of a mandate or by any other type of close public knowledge relationship; (ii) persons who control companies or companies with or without legal personality, known to have been created for the benefit of the Government Agent; and
c)	The companies in which the Government Agent and/or the individuals linked to them have direct or indirect interest or in which they receive any type of benefits.

Government Authority: it is the group of bodies with authority to carry out the work of the State, consisting of Legislative Power, Executive Power and Judiciary Power.

Policy: this Appointment Policy for members of the Board of Directors, of the Advisory Committees and of the Board of Officers.

Integrity System: it is the Compliance program implemented at BRF, considering the parameters and guidelines of the applicable legislation, of Ordinance CGU 909/15, of CVM Instruction 586/2017, as well as the specificities of the sector of operation, the risks to which the Company is subject, methodologies and best market practices.

Third parties: are all those who provide services to BRF, have a commercial relationship with the Company or act on its behalf or benefit (with or without a power-of-attorney), such as customers, suppliers, service providers, intermediaries and business partners.

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